Exhibit 99.1

China Gerui Advanced Materials Group Limited Regains Compliance with
NASDAQ Listing Requirements

ZHENGZHOU, China, Nov. 24, 2014 /PRNewswire/ -- China Gerui Advanced Materials Group Limited (CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced that it has regained compliance with listing requirements of The NASDAQ Global Select Market that require maintenance of a minimum $1.00 per share bid price, following the recent one-for-ten reverse stock split.

As previously reported on June 6, 2014, China Gerui received a written notice (the "Notice") from the Listing Qualifications department of The NASDAQ Stock Market ("NASDAQ") indicating that the Company was not in compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market.

Also as previously reported on November 6, 2014, China Gerui's Board of Directors approved a one-for-ten reverse stock split which was intended to increase the per share trading price of the Company's outstanding ordinary shares.

On November 21, 2014, China Gerui received a letter from NASDAQ stating that because the Company maintained a closing bid price of its ordinary shares equal to or in excess of $1.00 per share for the last 10 consecutive trading days, between November 7, 2014 and November 20, 2014, they determined that China Gerui was in compliance with the minimum bid price requirement.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.  All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: http://www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com